UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO SECTION 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2020 and March 2020

Commission File Number: 001-38772

REEBONZ HOLDING LIMITED

(Exact Name of Registrant as Specified in Its Charter)

c/o Reebonz Limited,
5 Tampines North Drive 5
#07-00
Singapore 528548
+65 6499 9469
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Entry into a Material Definitive Agreement

1. Amended and Restated Financing Agreement

On February 21, 2020, Reebonz Holding Limited (the “Company” or “We”) entered into an amended financing agreement with Lion-OCBC Capital Asia I Holding Pte. Ltd. and Oversea-Chinese Banking Corporation Limited (collectively, the “Lenders”), existing lenders of Reebonz Limited, the Company’s wholly-owned operating subsidiary, for the repayment of S$8,500,000 (the “Loans”) in principal payment in installments from February 28, 2020 to July 31, 2020. The parties entered into an Amended and Restated Facility Agreement to the Term Loan Facility Agreement dated November 15, 2015 (“Amended and Restated Agreement”), the material terms of which are summarized below.

Repayment Schedule

Pursuant to Amended and Restated Agreement, payments due under the agreement shall follow each of the following Repayment Dates, the Borrower shall pay the Repayment Instalment of S$950,00 on 28 February 2020, and S$1.5 million each at the end of months March to July 2020.

Interest Payment

The rate of interest is 8% per annum and a default interest rate of 2% per annum on the outstanding loans, to be paid on a monthly basis.

Conversion Option

Upon occurrence of any Relevant Event of Default or Conversion Trigger Notice, the Lenders may, but are not obliged to, subject to the conversion provisions and at any time prior to the Expiration Date, issue a notice of conversion to convert any part of its outstanding Loans (each time in an amount no less than S$250,000 but for an amount no more than an amount equivalent to 4.9% of the then issued and outstanding share capital of Reebonz Holding Limited (including any share capital held by the Lenders on the Conversion Date) into ordinary shares per notice of conversion up to the Maximum Conversion Amount, of S$7,500,000.

Conversion Trigger Notice means the notice that Reebonz Limited will send within 5 business days upon conversion of senior convertible notes to ordinary shares, sold by the Company on 4 September 2019 to an institutional investor.

The Conversion Price will be set at a 10% discount to the 10 days Volume Weighted Average Price calculated from 10 consecutive Trading Days prior to, and including the day on which the notice of conversion is served (if it falls on a Trading Day). The Conversion Amount shall be calculated based on the Singapore Dollar exchange rate appearing on or derived from https://www.ocbc.com/rates/daily_price_fx.html or, if not available on such screen, from such other source as shall be determined to be appropriate.

Expiration Date

Unless earlier converted or redeemed, the Facility expires on the earlier of 31 December 2020 and the date on which all amounts under the Facility and this Agreement have been fully repaid.

Relevant Event of Default

Relevant Event of Default means an event where the Borrower does not pay on any per Repayment Schedule.

Events of Default

The Amended and Restatement Agreement contain customary events of default including but not limited to: (i) failure to make payments when due; (ii) misrepresentation; and (iii) bankruptcy or insolvency of the Company.

2. Forbearance and Amendment Agreement.

On March 4, 2020, Reebonz Holding Limited (the “Company”) entered into a Forbearance and Amendment Agreement (the “Forbearance Agreement”) with an institutional investor (the “Investor”) to whom the Company had previously issued the Note (as defined below) pursuant to which Investor agreed to forbear from taking any action with respect to certain Company defaults under that certain Secured Promissory Note dated September 4, 2019 issued by the Company to the Investor (the “Note”) and from issuing any demand for redemption of the Note on the basis of the Company’s existing defaults under the Note for a period commencing on the date of the Agreement and ending on the earlier of (i) 5pm New York city time on March 31, 2020; (2) such date after which all of the Ordinary Shares may be resold, without restriction, by the Investor either pursuant to Rule 144 or a Registration Statement that has been declared effective by the SEC and (iii) the time of any breach of the Agreement or the occurrence of any new default under the Note.

In connection with the Forbearance Agreement, the Investor agreed to waive the Redemption Premium of the Conversion Amount with respect to any Alternate Conversion Date on which no Event of Default then remains outstanding. In addition, the Company agreed to waive in part Section 3(e) of the Note to permit the Investor to effectuate an Alternate Conversion at any time regardless of whether an Event of Default under the Note exists on the applicable Alternate Conversion Date.

The Company further acknowledged that the failure to pay the Late Installment Amounts due on each of the first three Installment Dates gave the Investor the right to redeem each Late Installment Amount under the Note for an Event of Default Redemption Price of $500,000 per each Late Installment Amount (a “Late Installment Redemption Price”) and that the Investor is hereby entitled to receive the Late Installment Redemption Price for each Installment Amount due and payable under the Note without Investor having to call for a redemption under the Note. Further, the parties agreed that all delinquent amounts due under the Note bear interest as the Default Rate until such amounts are actually paid to the Investor (or, if elected by the Investor, converted into Ordinary Shares in accordance with the terms of the Note).

The preceding summary of the Forbearance Agreement is not complete and is qualified in its entirety by reference to the full text of the Agreement, the form of which is attached as Exhibit 10.1 to this Form 6-K.

Notice of Non-Compliance with Continued Listing Rule or Standard; Intends to Request Hearing

On February 27, 2020 Reebonz Holding Limited (“the Company”) received formal notice from the Listing Qualifications Staff (the “Staff”) of The Nasdaq Stock Market LLC (“Nasdaq”) indicating that the Company’s securities would be subject to delisting from The Nasdaq Global Market based upon the Company’s continued non-compliance with the continued listing requirement of maintaining a minimum Market Value of Publicly Held Shares ("MVPHS") of at least $15,000,000, as set forth in Nasdaq Listing Rule 5450(b)(3)(C), unless the Company requests a hearing before the Nasdaq Hearings Panel (the “Panel”). The Company intends to request a hearing before the Panel, which request will automatically stay any suspension or delisting action of the Company’s securities and the filing of the Form 25-NSE pending the Panel’s decision.

Other Events

On March 4, 2020 the Company issued a press release entitled “Reebonz Receives Nasdaq Notice of Non-Compliance; Intends to Request Hearing”. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Financial Statements and Exhibits

(d) Exhibits.

Exhibit No.	Description of Exhibit

10.1	Forbearance and Amendment Agreement
99.1	Press Release dated March 4, 2020

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

REEBONZ HOLDING LIMITED

Date: March 4, 2020	By:	/s/ Nupur Sadiwala
Nupur Sadiwala
Chief Financial Officer

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